Exhibit 99.4

Deloitte LLP 700, 850 2 Street SW Calgary, AB T2P 0R8 Canada
Tel: 403-267-1700 Fax: 587-774-5379 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333‐232837 on Form S‐8 and to the use of our reports dated March 4, 2022 relating to the financial statements of Vermilion Energy Inc. and the effectiveness of Vermilion Energy Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 40‐F of Vermilion Energy Inc. for the year ended December 31, 2021.

/s/ Deloitte LLP

Chartered Professional Accountants
March 4, 2022